Exhibit 99.1

FOR IMMEDIATE RELEASE

JOHN LAWLOR REJOINS DRAGONWAVE INVESTOR RELATIONS TEAM

Ottawa, Canada, May 5, 2014  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that John Lawlor has rejoined DragonWave to lead the investor relations function for the Company and he will host the upcoming earnings call on May 15, 2014.

“We are pleased to have John rejoin the DragonWave team in such a pivotal period for the Company,” said Russell Frederick, DragonWave Vice President, Finance and CFO. “John brings a strong background to the position, gained through 30 years of experience in the telecommunications industry in progressively more senior management positions in R&D, marketing, sales and customer service, with the last 25 years of his career in investor relations, including Vice President Investor Relations for DragonWave between 2009 and 2013 It is a  priority for us to  ensure that the investment community  has a full understanding of the Company and we look forward to the contribution that John will make to this important effort.”

Mr. Lawlor has bachelor and master of engineering degrees in mechanical and materials engineering, respectively, and studied business administration at the University of Ottawa and McGill University.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®  is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024